

Mail Stop 4631

March 27, 2018

<u>Via E-mail</u>
Dr. McCoy Moretz, CEO
Hypgen, Inc.
1999 Avenue of the Stars, Suite 1100
Century City, CA  90067

> **Re:  Hypgen, Inc.**
> **Form 10-K for the year ended May 31, 2017**
> **Filed August 29, 2017**
> **File No. 0-55860**

Dear Mr. Moretz:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction

Cc:  Steven J. Davis, Esq. SD Law Group, APC